SECURIT 13014521 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68022

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/12 and ending 06/30/13

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Seale Capital, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
950 N. Glebe Road, Suite 950
(No. and Street)

Arlington (City) VA (State) 22203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: James A. Seale (571) 482-3440
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 West 22nd Street, Suite 110
(No. and Street)

Oak Brook (City) Illinois (State) 60523 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

DD 8/29/13
DD 8/30/13
KW 8/30/13

OATH OR AFFIRMATION

I, **James A. Seale**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Seale Capital Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

Notary Public 8/27/13

SHABNAM B. AHMED
Notary Public
Commonwealth of Virginia
344612
My Commission Expires Jan 31, 2015

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEALE CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2013

DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Director of
Seale Capital, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Seale Capital, Inc. (the Company) as of June 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Seale Capital, Inc. as of June 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
August 23, 2013

SEALE CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2013

ASSETS

Cash and cash equivalents	$ 65,921
Prepaid expenses	305
TOTAL ASSETS	$ 66,226

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 17,039
Due to affiliate	23,116
Total Liabilities	$ 40,155
SHAREHOLDER'S EQUITY	
Common stock, no par value; authorized 1,000 shares, issued and outstanding 100 shares	$ 100
Additional paid-in capital	34,900
Retained earnings (deficit)	(8,929)
Total Shareholder's Equity	$ 26,071
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 66,226

The accompanying notes are an integral part of this financial statements.

SEALE CAPITAL, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED JUNE 30, 2013

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization – The Company was incorporated in the state of Virginia on May 27, 2008 with operations beginning in July 2010. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is consulting services.

Consulting Services Income - Consulting service fees are recognized when the services are performed and are billed to the client.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentration of Credit Risk - The Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limits. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

Cash and cash equivalents consist entirely of securities registered under the Investment Company Act of 1940 that are commonly referred to as "money market funds", and have been valued using Level 1 inputs. No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical value.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company is affiliated through common ownership and management with Seale & Associates, Inc. ("SA"), and Seale & Associates, LLC.

Pursuant to an expense sharing agreement, the Company shares office space and other overhead expenses and has agreed to reimburse SA an amount equaling 5 - 10% of the costs that SA has incurred for these shared expenses. The expenses incurred to SA during the year ended June 30, 2013 are as follows:

Expense	Amount
Occupancy	$ 6,833
Other expenses	1,242
Total	$ 8,075

As of June 30, 2013, the Company has not paid any of the expenses incurred to SA and reflects the net amount of $23,116 as a liability on the Statement of Financial Condition.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. Net capital and aggregate indebtedness change from day to day, but at June 30, 2013, the Company had net capital and a net capital requirement of $24,448 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 164.25%.

NOTE 5 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the individual shareholder of the Company.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2010.